11650 South State Street, Suite 240

Draper, UT 84020

PH (801) 816-2522

FAX (801) 816-2537

December 16, 2016

VIA EMAIL AND EDGAR

Suying Li - Staff Accountant

Angela Lumley–Staff Accountant

Ruairi Regan

David Link

John Reynolds - Assistant Director

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DrazanE@SEC.GOV

Re:   CROE, Inc.

Registration Statement on Form S-1

Originally Filed October 21, 2016, as amended

File No. 333-214187

Acceleration Request

Requested Date: December 19, 2016

Requested Time: 2:00 PM Eastern Time

Dear Sirs/Mesdames:

CROE, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes John D. Thomas, Esq., counsel to the Registrant, to orally modify or withdraw this current request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 16, 2016

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Thomas at (801) 816-2536.

Very truly yours,

CROE, INC.

/s/ Deborah Thomas

Deborah Thomas

Chief Executive Officer